DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report
Collection Period Ended   30-Apr-2024

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Mar-2024	30-Apr-2024		
Determination Date	13-May-2024			
Record Date	14-May-2024			
Distribution Date	15-May-2024			
Interest Period of the Class A-1 Notes (from... to)	24-Apr-2024	15-May-2024	Actual/360 Days	21
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	24-Apr-2024	15-May-2024	30/360 Days	21

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	140,000,000.00	95,369,236.95	44,630,763.05	318.791165	0.681209
Class A-2 Notes	276,000,000.00	276,000,000.00	276,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	301,000,000.00	301,000,000.00	301,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**776,950,000.00**	**732,319,236.95**	**44,630,763.05**		
Overcollateralization	74,504,076.37	74,504,076.37	74,502,231.68			
Adjusted Pool Balance	851,454,076.37	851,454,076.37	806,821,468.63			
Yield Supplement Overcollateralization Amount	38,548,423.47	38,548,423.47	35,201,428.08			
Pool Balance	**890,002,499.84**	**890,002,499.84**	**842,022,896.71**			

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	74,502,231.68	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	44,630,763.05	318.791165
Class A-2 Notes	5.600000%	901,600.00	3.266667	901,600.00	3.266667
Class A-3 Notes	5.490000%	963,952.50	3.202500	963,952.50	3.202500
Class A-4 Notes	5.560000%	194,437.83	3.243333	194,437.83	3.243333
Total		**2,059,990.33**		**46,690,753.38**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	47,266,410.83	(1) Total Servicing Fee	1,483,337.50
Interest Collections	9,729,606.47	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	410,257.76	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	0.00		
Purchase Amounts	0.00	(3) Interest Distributable Amount	2,059,990.33
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	51,636.45	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**57,457,911.51**	(6) Regular Principal Distributable Amount	44,630,763.05
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**57,457,911.51**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	9,283,820.63
		Total Distribution	**57,457,911.51**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,483,337.50	1,483,337.50	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,059,990.33	2,059,990.33	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	901,600.00	901,600.00	0.00
thereof on Class A-3 Notes	963,952.50	963,952.50	0.00
thereof on Class A-4 Notes	194,437.83	194,437.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,059,990.33	2,059,990.33	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	44,630,763.05	44,630,763.05	0.00
Aggregate Principal Distributable Amount	44,630,763.05	44,630,763.05	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,019.29
minus Net Investment Earnings	2,019.29
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,019.29
Net Investment Earnings on the Collection Account	49,617.16
Investment Earnings for the Collection Period	51,636.45

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $139M (15.9%), Class A-2 Notes $276M (31.6%), Class A-3 Notes $301M (34.5%), Class A-4 Notes $60M (6.9%), Certificates $97M (11.1%), Total $873M (100.0%).

The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $97,144,308, according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	890,002,499.84	4,711
Principal Collections	44,733,702.83	
Principal Collections attributable to Full Pay-offs	2,532,708.00	
Principal Purchase Amounts	0.00	
Principal Gross Losses	713,192.30	
Pool Balance end of Collection Period	842,022,896.71	4,637
Pool Factor	94.61%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	6.85%
Weighted Average Number of Remaining Payments	42.39	40.96
Weighted Average Seasoning (months)	14.87	16.95

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	837,697,713.94	4,609	99.49%
31-60 Days Delinquent	3,807,447.76	24	0.45%
61-90 Days Delinquent	494,108.09	3	0.06%
91-120 Days Delinquent	23,626.92	1	- %
Total	842,022,896.71	4,637	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	0.06%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	713,192.30	9	713,192.30	9
Principal Net Liquidation Proceeds	402,046.44		402,046.44	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	311,145.86		311,145.86	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.216%
Prior Collection Period	- %
Second Prior Collection Period	- %
Third Prior Collection Period	- %
Four Month Average	0.216%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.035%
Average Net Credit Loss/(Gain)	34,571.76

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%